Exhibit 99.1

Inspira Technologies Enters into Collaboration Agreement with U.S.-Based Perfusion Solution Inc.

Perfusion Solution, Inc. is a leading U.S.-based company that provides a platform of advanced medical devices, training and staffing to leading U.S. hospitals.

Ra’anana, Israel, July 19, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, announced today that it has entered into a collaboration agreement with Perfusion Solution, Inc. (“Perfusion Solution”). The collaboration involves combining the INSPIRATM ART100 product with Perfusion Solution’s broad commercial footprint and infrastructure across the United States.

The INSPIRA ART100 is an extracorporeal blood circulation device that provides cardio-pulmonary support by directly oxygenating the blood and removing carbon dioxide, providing life support to patients undergoing open-heart surgery or following surgery in intensive care units.

Mr. Joe Hayon, Inspira Technologies’ president, director & co-founder stated: “This collaboration combines our INSPIRA ART100 with Perfusion Solution’s diverse commercial infrastructure and outreach. We are proud to have been strategically chosen to collaborate with Perfusion Solution, which is a leading platform providing company of advanced medical devices, training, and staffing to leading hospitals across the U.S. We believe that this collaboration is a vote of confidence in Inspira Technologies’ advantages and attractiveness by a leading industry partner.”

Mr. David Malkow, Perfusion Solution’s chief executive officer stated: “The INSPIRA ART100 has a strong offering for the extracorporeal blood oxygenation market. We are excited to collaborate with Inspira Technologies and look forward to introducing this innovative product to healthcare professionals upon regulatory clearance.”

Mr. Jon Bohannan, VP of Sales and Clinical Integration for Perfusion Solution stated: “We are honored to join in a business collaboration with Inspira Technologies. The ever-changing landscape of cardiopulmonary support remains highly segmented and very competitive. We believe the INSPIRA ART100 is poised to offer a cutting-edge platform that will encompass innovation, continuity of care, and best practice adoption, as well as offer a highly flexible platform to serve various patient conditions.”

The Company envisages that following the submission of the INSPIRATM ART100 to the U.S. Food and Drug Administration and receipt of regulatory clearance, this collaboration with Perfusion Solution will allow for the future commercialization of the INSPIRA ART100.

The collaboration includes a summary distribution agreement that will be followed by a more comprehensive agreement. The agreement has an initial term of 5 years, subject to completion of product development and meeting certain purchase targets.

About Perfusion Solution, Inc.

Perfusion Solution, Inc. is the exclusive provider of perfusion services, open heart surgery hardware, medical devices and disposables for hospitals across the United States. Perfusion Solution offers hospitals perfusion services to improve cardiac surgery outcomes and provide considerable cost savings. Clinical services offered include heart-lung machine management and monitoring, blood management tools and extracorporeal membrane oxygenation.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), targeting hyper-personalization care, supported by INSPIRA AI that is designed to rebalance patient oxygen saturation levels within minutes, aiming to significantly improve patient outcomes. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that this business collaboration is a vote of confidence in the advantages and attractiveness of the Company by a leading industry partner, the introduction to healthcare professionals of the INSPIRA ART100 through the business collaboration agreement, the potential benefits and advantages of the INSPIRA ART100 and that the Company envisages that its submission of the INSPIRA ART100 to the FDA and receipt of regulatory clearance combined with the business collaboration will allow for the future commercialization of the INSPIRA ART100 and when it discusses the terms of its collaboration agreement. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager
Adi Shmueli

Inspira Technologies
info@inspirao2.com

MRK-ARS-063
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